U.S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                             (Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

               For Period Ended: December 31, 1997
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               [    ] Transition Report on Form 10-K
               [    ] Transition Report on Form 20-F
               [    ] Transition Report on Form 11-K
               [    ] Transition Report on Form 10-Q
               [    ] Transition Report on Form N-SAR

               For the Transition Period Ended __________________


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

Part I-Registrant Information

Physicians Resource Group, Inc.
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Full Name of Registrant

Three Lincoln Centre, Suite 1540, LBJ Freeway
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
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City, State and Zip Code


Part II-Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Mark box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

Part III-Narrative

        During the latter part of the fourth quarter of 1997, the Company's President, Chief Financial Officer, Controller and Treasurer resigned, its Chief Executive Officer was terminated without cause and the Company experienced turnover in its accounting personnel. Since January 1, 1998, the Company has had to reconcile its accounts and complete its year-end audit process while transitioning the personnel in these key roles and recruiting and training new accounting staff. In addition, the Company's new management team has also been exploring alternatives for reorganization and restructure which may impact required disclosures. Consequently, the Company has been unable to complete the work necessary to timely compile the information required by its Form 10-K. It is expected that Physicians Resource Group, Inc. will file its Form 10-K for the year ended December 31, 1997 on or before April 15, 1998. The reasons causing the inability to file timely as described herein could not be eliminated by Physicians Resource Group, Inc. without unreasonable effort or expense.

Part IV-Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Peter G. Dorflinger              (972)                         982-8200
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(Name)                        (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [X] Yes             [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes             [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                    Physicians Resource Group, Inc.
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             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1998               By:  /s/ Peter G. Dorflinger
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                                        Peter G. Dorflinger
                                        President

Part IV-Attachment

        Physicians Resource Group, Inc. (the "Company") recorded third quarter charges of approximately $32 million for assets associated with practice closings and for establishing reserves on affiliate receivables. The Company anticipates incurring additional charges in the fourth quarter, in a range of approximately $47 million to $55 million on a pre-tax basis, for (1) practice affiliation disassociations, and (2) as disclosed in the Company's Form 10-Q for the third quarter 1997, evaluation of affiliate receivables, write-offs associated with debt financing fees, and chief executive officer termination expenses. In addition, the Company also anticipates earnings from its practices and corporate activities, irrespective of the charges discussed above, to be reduced during the fourth quarter of 1997 as compared to prior periods and to possibly result in a loss. Because of the various resource issues discussed in Part III above, the Company is unable, at this time, to quantify the operating earnings (or loss) for the fourth quarter or to narrow down the range of fourth quarter charges discussed above.